CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Platinum Group Metals Ltd. (the “Company”) on Form 40-F for the period ended August 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, R. Michael Jones, President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

“R. Michael Jones” R. Michael Jones President, Chief Executive Officer and Director November 29, 2007